Exhibit 99.85

CONSENT OF QUALIFIED PERSON (DOUG WARD)

The undersigned hereby consents to the inclusion of information related to the scientific and technical disclosure included in or incorporated by reference into this Registration Statement on Form 40-F (the “Form 40-F”) of Maverix Metals Inc. being filed by with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the Management’s Discussion & Analysis for the three months ended March 31, 2019,
(b)	the News Release dated March 28, 2019 regarding silver stream on El Mochito mine,
(c)	the Management’s Discussion & Analysis for the twelve months ended December 31, 2018,
(e)	the Management’s Discussion & Analysis for the three and nine months ended September 30, 2018,
(f)	the Management’s Discussion & Analysis for the three and six months ended June 30, 2018,
(g)	the News Release dated December 6, 2018,
(h)	the News Release dated November 21, 2018,
(i)	the News Release dated October 15, 2018,
(j)	the News Release dated September 19, 2018,
(k)	the News Release dated August 23, 2018 regarding acquisition of royalty on McCoy-Cove Project in Nevada,
(l)	the Annual Information Form for the Financial Year ended December 31, 2017,
(m)	the News Release dated July 3, 2018,
(n)	the News Release dated May 29, 2018,
(o)	the News Release dated May 15, 2018,
(p)	the News Release dated April 27, 2018
(q)	the News Release dated February 6, 2018, and
(r)	the Material Change Report dated January 10, 2018 (collectively, the “Exhibits”).

The undersigned further consents to reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Doug Ward
Name: Doug Ward, B.Sc. Mining, Engineering, MMSA
Title: Vice President Technical Services, Maverix Metals Inc.

June 7, 2019